FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated September 26, 2023

Item 1

Santander to pay 8.10 euro cents per share in interim cash dividend, up 39%

•	In line with the new shareholder payout policy announced at the bank’s Investor Day in February, the 2023 interim shareholder remuneration will be approximately €2,620 million, some 50% of Santander’s first-half attributable profit[1].

•	Approximately half of the remuneration will be paid to shareholders in the form of a cash dividend of 8.1 euro cents per share, an increase of 39% versus last year’s interim payment, with the remaining half distributed through a share repurchase programme, subject to regulatory approval.

•	Since 2021 Santander has repurchased over 7% of its outstanding shares through share buybacks.

•	The board of directors approves the appointment of Glenn Hutchins as vice chair and lead independent director effective 1 October 2023. Mr Hutchins succeeds Bruce Carnegie-Brown, who will retire from the board at the next Annual General Meeting in 2024 after more than nine years of service.

Madrid, 26 September 2023 - PRESS RELEASE

The board of directors of Banco Santander today announced its decision to pay an interim cash dividend against 2023 results of 8.10 euro cents per share, an increase of 39% compared to the same dividend last year. Furthermore, the board has agreed to execute a share repurchase programme for an approximate amount of €1,310 million, subject to regulatory approval.

As a result, Santander’s payout ratio (the proportion of earnings distributed to shareholders) increases from 40% to 50% of attributable profit1, consistent with the new remuneration policy announced at the bank’s Investor Day in February. The interim shareholder remuneration against the 2023 results will total approximately €2,620 million. The cash dividend will be paid on 2 November 2023.

The board of directors of Banco Santander will agree on the final distribution from 2023 earnings in the first quarter of 2024, subject to the appropriate corporate and regulatory approvals. The 2023 interim shareholder remuneration represents an equivalent annualised yield of over 9%2. Since 2021 Santander has repurchased over 7% of its outstanding shares through share buybacks.

Ana Botín, Banco Santander executive chair, said: “Our business continues to perform extremely well and we are on track to meet all our 2023 targets. The recent announcement to align our operating model in retail & commercial and consumer finance to our strategy allows us to better serve our customers while delivering profitable growth and increasing efficiency. In the past 12 months, we have delivered 11% growth in tangible net asset value plus dividend per share.”

Glenn Hutchins appointed lead independent director

The board of directors of Banco Santander also announces the appointment of Glenn Hutchins as vice chair and lead independent director, following the recommendation of the board’s nomination committee. Mr Hutchins’ appointment is effective from 1 October 2023. José Antonio Álvarez, non-executive director of the board, is also vice chair of Banco Santander.

Glenn Hutchins, who joined Santander’s board of directors in 2022 as a non-executive director (independent), will replace Bruce Carnegie-Brown, who will retire from the board in 2024 after more than nine years. Mr Hutchins will replace Mr Carnegie-Brown as chair of the board remuneration committee effective on 1 October 2023, with Mr Carnegie-Brown remaining as a member of that committee until the 2024 annual general meeting (AGM) to ensure an orderly transition. Mr Carnegie-

1 The target payout will be approximately 50% of the group net attributable profit (excluding the impacts that do not affect cash or capital ratios directly), split approximately 50% in cash dividends and 50% in share buybacks. Implementation of the shareholder remuneration policy is subject to future corporate and regulatory decisions and approvals.

2 Per Banco Santander's market capitalization on 25 September 2023.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Brown will also continue as chair of the board nomination committee until the AGM, while he is stepping down from the board executive committee and innovation & technology committee.

Ana Botín said: “We are very grateful to Bruce for the outstanding contribution he has made to Santander’s board over the last nine years. His insight and counsel have been invaluable in guiding the bank through a period of significant growth and success. Glenn is a superb candidate to succeed Bruce and has already added significant value to the board of directors since joining last year. I look forward to working together more closely in his new capacity as lead independent director.”

Santander’s board of directors has 15 members, of which 66% are independent. The membership incorporates a broad spectrum of professional expertise and diversity in nationality and skills. Furthermore, 40% of its members are women.

Note to editors:

Glenn Hutchins co-founded US technology and investment firm Silver Lake, where he was CEO until 2011. He has been a senior managing director at The Blackstone Group (1994-1999) and Thomas H. Lee Co. (1985-1994), and a consultant at Boston Consulting Group. He has also served on the boards of SunGard Data Systems (Chair, 2005-2015), Nasdaq (2005-2017) and Virtu Financial (2017-2021), and served as a director and chair of the audit and risk committee of the Federal Reserve Bank of New York from 2011 to 2021. Mr Hutchins was born in Virginia (US) in 1955 and graduated with a bachelor of arts, an MBA and a juris doctor from Harvard University.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important information

Non-IFRS and alternative performance measures

This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2022 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 1 March 2023 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2023/sec-2022-annual-20-f-2022-en.pdf), as well as the section “Alternative performance measures” of this Banco Santander, S.A. (Santander) Q2 2023 Financial Report, published on 26 July 2023 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Non-financial information

This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions.

NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law.

Forward-looking statements

Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. However, risks, uncertainties and other important factors may lead to developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors (and others described elsewhere in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: (1) general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy) in areas where we have significant operations or investments; (2) climate-related conditions, regulations, policies, targets and weather events; (3) exposure to various market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); (4) potential losses from early loan repayment, collateral depreciation or counterparty risk; (5) political instability in Spain, the UK, other European countries, Latin America and the US; (6) legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK´s exit from the European Union and increased regulation prompted by financial crises; (7) acquisition integration challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; (8) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (9) uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; and (10) changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrades for the entire group or core subsidiaries.

Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations, regulatory requirements and internal policies, including those related to climate-related initiatives.

Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law.

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

Past performance does not indicate future outcomes

Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid).
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	September 26, 2023	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance